Filed Pursuant to Rules 424(b)(3) and 424(b)(7)
Registration No. 333-141190

Prospectus Supplement No. 1 (To Prospectus dated March 9, 2007).
   PolyMedica Corporation
$180,000,000
1.00% Convertible Subordinated Notes due September 15, 2011
Common Stock Issuable on Conversion of the Notes

This prospectus supplement supplements the prospectus, dated March 9, 2007, relating to the resale by selling security holders of up to $180 million aggregate principal amount of 1.00% Convertible Subordinated Notes due September 15, 2011 and the shares of common stock issuable upon conversion of the notes.
This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Our common stock is quoted on the Nasdaq Global Select Market under the symbol “PLMD.” On March 9, 2007, the last quoted sale price of our common stock was $40.04 per share.
Investing in the notes or our common stock involves risks. See “Risk Factors” in our filings with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 12, 2007.

Table of Contents
TABLE OF CONTENTS

Page
Selling Security Holders	S-3
Plan of Distribution	S-6

SELLING SECURITY HOLDERS
The notes were originally issued by PolyMedica and sold by the initial purchasers of the notes in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A under the Securities Act. Selling security holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell, pursuant to this prospectus supplement and the prospectus, any or all of the notes and shares of common stock into which the notes are convertible.
The following table sets forth information, as of March 6, 2007, with respect to the selling security holders and the principal amounts of notes and numbers of shares of common stock beneficially owned by each selling security holder that may be offered pursuant to this prospectus supplement and the prospectus. The information is based on information provided to us by or on behalf of the selling security holders, and we have not independently verified this information. The selling security holders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling security holders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling security holders upon termination of any of these sales; the table below assumes that all selling security holders will sell all of their notes or common stock, unless otherwise indicated. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.
The percentage of notes outstanding beneficially owned by each selling security holder is based on $180,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock into which the notes are convertible. The number of shares of common stock offered hereby is based on the current conversion rate of 20.8756 shares of common stock per $1,000 aggregate principal amount of notes and a cash payment in lieu of any fractional shares.
Based upon information provided by the selling security holders, none of the selling security holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years, with the exception of Deutsche Bank Securities Inc. and Banc of America Securities LLC, which acted as initial purchasers in the original issuance of the notes on September 19, 2006.

Selling Security Holders

		Percentage of	Shares of		Percentage of
		Outstanding	Common Stock		Outstanding
	Principal	Notes	Issuable upon	Shares of	Common
	Amount of Notes	Beneficially	Conversion and	Common Stock	Stock
	Beneficially Owned	Owned Prior to	Available for	Beneficially	Beneficially
Name of Security Holder	and Offered (1)	this Offering	Resale (2)	Owned	Owned (3)
Acuity Master Fund Ltd.	2,400,000	1.33%	50,101.44	—	*
Alcon Laboratories	476,000	0.26%	9,936.79	—	*
Arkansas PERS	105,000	0.06%	2,191.94	—	*
Arlington County Employees Retirement System	682,000	0.38%	14,237.16	—	*
AstraZeneca Holdings Pension	15,000	0.01%	313.13	—	*
Attorney’s Title Insurance Fund	85,000	0.05%	1,774.43	—	*
Banc of America Securities LLC f/b/o Cede & Co.	10,000,000	5.56%	208,756.00	—	*
Boilermakers Blacksmith Pension Trust	1,105,000	0.61%	23,067.54	—	*
British Virgin Islands Social Security Bonds	157,000	0.09%	3,277.47	—	*
Canadian Imperial Holdings, Inc.	10,000,000	5.56%	208,756.00	—	*
Canyon Capital Arbitrage Master Fund, Ltd. (4)	1,700,000	0.94%	35,488.52	—	*
Canyon Value Realization Fund (Cayman), Ltd. (5)	2,300,000	1.28%	48,013.88	—	*
Canyon Value Realization Fund, Ltd. (6)	900,000	0.50%	18,788.04	—	*
Canyon Value Realization MAC 18 Ltd. (7)	100,000	0.06%	2,087.56	—	*
CIBC World Markets Corp	2,000,000	1.11%	41,751.20	—	*
Citadel Equity Fund Ltd. (8)	9,500,000	5.28%	198,318.20	—	*
City University of New York	136,000	0.08%	2,839.08	—	*
CC Arbitrage, Ltd. (9)	500,000	0.28%	10,437.80	—	*
CNH CA Master Account, L.P. (10)	8,740,000	4.86%	182,452.74	—	*
DBAG London	24,380,000	13.54%	508,947.13	—	2.24%
Delaware PERS	70,000	0.04%	1,461.29	—	*
Delta Airlines Master Trust	200,000	0.11%	4,175.12	—	*
Deutsche Bank Securities	6,650,000	3.69%	138,822.74	—	*
Deutsche Bank Securities Inc.	3,270,000	1.82%	68,263.21	—	*
Family Service Life Insurance Company	100,000	0.06%	2,087.56	—	*
FPL Group Employees Pension Plan	320,000	0.18%	6,680.19	—	*
GLG Market Neutral Fund (11)	5,000,000	2.78%	104,378.00	—	*
Grady Hospital	131,000	0.07%	2,734.70	—	*
Guardian Life Insurance Company	7,000,000	3.89%	146,129.20	—	*
Guardian Pension Trust	650,000	0.36%	13,569.14	—	*
HBK Master Fund L.P.	5,000,000	2.78%	104,378.00	—	*
HighBridge International LLC (12)	17,500,000	9.72%	365,323.00	—	1.61%
ICI American Holdings Trust	20,000	0.01%	417.51	—	*
Independence Blue Cross	730,000	0.41%	15,239.19	—	*
Institutional Benchmark Series (Master Feeder) Limited	40,000	0.02%	835.02	—	*
Kamunting Street Masker Fund, Ltd	7,500,000	4.17%	156,567.00	—	*
KBC Convertibles MAC28 Limited	3,070,000	1.71%	64,088.09	—	*
KBC Diversified Fund, a segregated Portfolio of KBC Diversified Fund, SPC	4,525,000	2.51%	94,462.09	—	*
KBC Financial Products USA Inc.	5,000,000	2.78%	104,378.00	—	*
LDG Limited (13)	380,000	0.21%	7,932.73	—	*
Linden Capital LP	10,000,000	5.56%	208,756.00	—	*
Lord Abbott Investment Fund — LA Convertible Fund	2,000,000	1.11%	41,751.20	—	*
Lyxor Quest Fund, Ltd.	2,400,000	1.33%	50,101.44	—	*
Lyxor/Acuity Fund Ltd	3,100,000	1.72%	64,714.36	—	*
Nuveen Preferred & Convertible Income Fund JPC	325,000	0.18%	6,784.57	—	*
Nuveen Preferred & Convertible Income Fund JQC	455,000	0.25%	9,498.40	—	*
Occidental Petroleum	305,000	0.17%	6,367.06	—	*
Partners Group Alternative Strategies PCC Limited	50,000	0.03%	1,043.78	—	*
Police & Fire Retirement System of the City of Detroit	536,000	0.30%	11,189.32	—	*
Polygon Global Opportunities Master Fund (14)	36,900,000	20.50%	770,309.64	—	3.39%
Pro Mutual	862,000	0.48%	17,994.77	—	*
Prudential Insurance Co. of America	5,000	0.00%	104.38	—	*
Quattro Fund Ltd.	375,000	0.21%	7,828.35	—	*
Quattro Multistrategy Masterfund LP	35,000	0.02%	730.65	—	*
Quest Global Convertible Master Fund, Ltd.	100,000	0.06%	2,087.56	—	*
Radcliffe SPC, Ltd (15)	6,500,000	3.61%	135,691.40	—	*
Rhytum Fund, Ltd	3,405,000	1.89%	71,081.42	—	*
San Francisco City & County ERS	1,351,000	0.75%	28,202.94	—	*
Sandleman Partners Multi Strategy Master Fund Ltd	10,000,000	5.56%	208,756.00	—	*
Silvercreek Limited Partnership	610,000	0.34%	12,734.12	—	*
Silvercreek II Limited	390,000	0.22%	8,141.48	—	*
State of Oregon Equity	285,000	0.16%	5,949.55	—	*
Syngenta AG	10,000	0.01%	208.76	—	*
TQA Master Fund, Ltd. (13)	2,427,000	1.35%	50,665.08	—	*
TQA Master Plus Fund, Ltd. (13)	1,393,000	0.77%	29,079.71	—	*
Tribeca Global Convertible LP	3,000,000	1.67%	62,626.80	—	*
Trustmark Insurance Company	344,000	0.19%	7,181.21	—	*
Vicis Capital Master Fund	6,000,000	3.33%	125,253.60	—	*
Zurich Institutional Benchmarks Master Fund Ltd. (13)	800,000	0.44%	16,700.48	—	*
Totals:	$236,400,000		4,934,991.84

+	Information concerning other selling security holders will be set forth in supplements to this prospectus supplement from time to time, if required

1	Amounts indicated may be in excess of the total amount registered due to sales of transfers exempt from the registration requirements of the Securities Act since the date upon which the selling security holders provided us with the information regarding their holdings of notes and common stock for inclusion herein.

2	Assumes conversion of all of the holder’s notes at the initial conversion rate of 20.8756 shares of common stock per $1,000 principal amount of notes. The conversion price is subject to adjustment as described under “Description of the Notes — Conversion Price Adjustments.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. Excludes fractional shares and shares of common stock that may be issued by us upon the repurchase of the notes as described under “Description of Notes — Adjustment to Shares Delivered Upon Conversion Upon a Qualifying Change in Control.” Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes — Payment Upon Conversion.”

3	Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common Stock calculated based on 22,756,242 shares of common stock outstanding as of March 6, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

4	Canyon Capital Advisors LLC is the investment advisor for Canyon Capital Arbitrage Master Fund, Ltd. and has voting and dispositive power over its investments, including the notes and shares of common stock issuable upon conversion of the notes. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, and K. Robert Turner. Canyon Capital Arbitrage Master Fund, Ltd., is a Cayman Islands Exempted company.

5	Canyon Capital Advisors LLC is the controlling entity for The Canyon Value Realization Fund (Cayman), Ltd. and has voting and dispositive power over its investments, including the notes and shares of common stock issuable upon conversion of the notes. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, and K. Robert Turner. In addition, Joshua S. Friedman, Mitchell R. Julis, and R. Christian B. Evensen own all the ordinary shares of Canyon Value Realization Fund (Cayman), Ltd., carrying full voting rights on all matters.

6	Canyon Capital Advisors LLC and Canpartners Investments III, L.P. are the controlling entities for Canyon Value Realization Fund, Ltd. and have voting and dispositive power over its investments, including the notes and shares of common stock issuable upon conversion of the notes. The general partners of Canyon Value Realization Fund, Ltd. are Canpartners Investments III, L.P. Canyon Capital Advisors LLC is the General Partners of Canpartners Investments III, L.P. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, and K. Robert Turner.

7	RMF MAC Ltd. is the controlling entity for Canyon Value Realization MAC 18, Ltd. and has voting and dispositive power over its investments, including the notes and shares of common stock issuable upon conversion of the notes. Managed Accounts Limited is the parent company of Canyon Value Realization MAC 18, Ltd. Canyon Capital Advisors is the investment advisor for Canyon Value Realization MAC 18, Ltd. and has the power to direct investments. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, and K. Robert Turner. Canyon Value Realization MAC 18, Ltd. is a Limited Liability Cayman Islands company.

8	Citadel Limited Partnership is the trading manager of Citadel Equity Fund Ltd. and has investment discretion over securities held by Citadel Equity Fund Ltd., including voting and depositive power over the notes and shares of common stock issuable upon conversion of the notes. Citadel Investment Group, L.L.C. controls Citadel Limited Partnership. Kenneth C. Griffin controls Citadel Investment Group, L.L.C. and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. Citadel Limited Partnership, Citadel Investment Group, L.L.C. and Mr. Griffin each disclaim beneficial ownership of the shares held by Citadel Equity Fund Ltd.

9	As investment manager under a management agreement, Castle Creek Arbitrage LLC may exercise depositive and voting power with respect to the shares owned by CC Arbitrage, Ltd. Castle Creek Arbitrage LLC disclaims beneficial ownership of such shares. Daniel Asher and Allan Weine are the managing members of Castle Creek Arbitrage LLC. Messrs. Asher and Weine disclaim beneficial ownership of the shares owned by CC Arbitrage Ltd.

10	CNH Partners, LLC is the general partner of CNH CA Master Account, L.P. and has voting and dispositive power over its investments, including the notes and shares of common stock issuable upon conversion of the notes. Investment principals for the Advisor are Robert Krail, Mark Mitchell and Todd Pulvino.

11	GLG Market Neutral Fund is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and depositive power over the securities held by GLG Market Neutral Fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman, and, as a result, each having voting and depositive power over the securities held by GLG Market Neutral Fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by GLG Market Neutral Fund, except for their pecuniary interests therein.

12	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Sweica control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

13	TQA Investors LLC has sole investment power and shared voting power. Its members are John Idone, Paul Bucci, Darren Langis and Andrew Anderson

14	Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investments Ltd., Alexander E. Jackson, Reade E. Griffith and Patrick G.G. Dear share voting and depositive power of the securities held by Polygon Global Opportunities Master Fund. Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investments Ltd., Alexander E. Jackson, Reade E. Griffith and Patrick G.G. Dear disclaim beneficial ownership of the securities held by Polygon Global Opportunities Master Fund.

15	Pursuant to an investment management agreement, RG Capital Management, L.P. serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated portfolio. RGC Management Company, LLC is the general partner of RG Capital Management, L.P. Steve Katznelson and Gerald Stahlecker serve as the managing members of RGC Management Company, LLC. Each of RG Capital Management, L.P., RG Capital Management, L.P. and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. For and on behalf of the Class A Segregated Portfolio.

Plan of Distribution
We are registering the notes and the common stock to provide the selling security holders with freely tradable securities, but the registration of these securities does not necessarily mean that any of these securities will be offered or sold by the selling security holders.
We will not receive any proceeds from the sale of the securities by the selling security holders, but we have agreed, in certain cases, to pay the following expenses of the registration of such securities:
•	registration and filing fees;

•	fees and expenses for complying with securities or blue sky laws, including reasonable fees and disbursements of counsel in connection with blue sky qualifications; and

•	fees and expenses incurred in connection with listing the securities on each securities exchange on which similar issued securities are then listed.
          We have no obligation to pay any underwriting fees, discounts or commissions attributable to the resale of the securities by the selling security holders. We also have no obligation to pay any out-of-pocket expenses of the selling security holders, or the agents who manage their accounts, or any transfer taxes relating to the registration or sale of the securities contemplated hereby.
          The selling security holders may from time to time sell the securities covered by this prospectus supplement directly to purchasers. Alternatively, the selling security holders may from time to time offer such securities through dealers or agents, who may receive compensation in the form of commissions from the selling security holders and for the purchasers of such securities for whom they may act as agent. The notes and the common stock issuable on conversion of the notes may be sold in one or more transactions:
•	at fixed prices;

•	at prevailing market prices;

•	at prices related to the prevailing market prices;

•	at varying prices determined at the time of sale; or

•	or at negotiated prices.
          These sales may be effected in cross, block or other types of transactions:
•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any other legally available means.

          In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A promulgated under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
          The selling security holders and any dealers or agents that participate in the distribution of such securities may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the resale of the securities by them and any commissions received by any of these dealers or agents might be deemed to be underwriting commissions under the Securities Act.
          In connection with the sale of the notes and the common stock issuable upon conversion of the notes:
•	the selling security holders may enter into hedging transactions with broker-dealers;

•	the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with the selling security holders;

•	the selling security holders may sell the securities short and deliver the securities to close out these short positions;

•	the selling security holders may enter into option or other transactions with broker-dealers that involve the delivery of the securities to the broker-dealers, who may then resell or otherwise transfer the securities; and

•	the selling security holders may loan or pledge the securities to a broker-dealer or other person or entity and the broker-dealer or other person or entity may sell the securities so loaned or upon a default may sell or otherwise transfer the pledged securities.
          Persons participating in the distribution of the securities offered by this prospectus may engage in transactions that stabilize the price of the securities. The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the securities in the market and to the activities of the selling security holders.